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Mark Perlow mark.perlow@dechert.com +1 415 262 4530 Direct +1 415 262 4555 Fax

November 13, 2020

VIA EDGAR

Filing Desk
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Valerie Lithotomos, Esq.

Re: Bragg Capital Trust (the “Registrant”) Proxy Statement/Prospectus on Form N-14, SEC File No. 333-249467

Dear Ms. Lithotomos and Ms. Hamilton:

This letter responds to the telephonic comments provided by Ms. Lithotomos to me, Kevin Cahill and Jonathan Massey on November 5, 2020 and by Ms. Hamilton to me and Jonathan Massey on November 6, 2020, respectively, with respect to the staff’s review of the combined proxy statement/prospectus on Form N-14 (the “Proxy Statement/Prospectus”) relating to the proposed reorganization of FPA Capital Fund, Inc. (the “Target Fund”) with and into the FPA Queens Road Small Cap Value Fund, a series of the Registrant (the “Acquiring Fund”) (the “Reorganization”). We have reproduced your comments below, followed by our responses. Undefined capitalized terms used below have the same meaning as given in the Proxy Statement/Prospectus.

Legal Staff Comments

Proxy Statement/Prospectus:

1.	Comment: Please provide an analysis in your response letter regarding which participant in the Reorganization should be the accounting survivor, pursuant to the factors outlined in the North American Securities Trust no-action letter (Aug. 5, 1994) (“NAST Letter”).

Response: Please see the Registrant’s response, attached as Exhibit A.

2.	Comment: In each of “How will the Reorganization work” and “Will there be any changes to my fees and expenses as a result of the Reorganization” in the questions and answers section, as well as in each instance where the terms of the three-year expense limit agreement are discussed, consider including a discussion of any recoupment provisions applicable to the expense limit agreement.

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Response: The Registrant has revised this section to include the requested disclosure.

3.	Comment: In the same questions and answers section, with respect to the following statement, “it is possible that the total annual fund operating expenses of Institutional Class shares of the Acquiring Fund may be higher than 0.89% following the expiration of the three-year expense reimbursement agreement,” please revise to clarify the circumstances under which total annual fund operating expenses of Institutional Class shares of the Acquiring Fund would be higher than the Target Fund’s current total annual fund operating expenses following the three year period of the expense limit agreement.

Response: The Registrant has revised this section to include additional clarifying disclosure.

4.	Comment: Please add disclosure to the questions and answers section explaining who will pay for the Reorganization, similar to the disclosure contained later in the Proxy Statement/Prospectus.

Response: The Registrant has revised this section to include the requested disclosure.

5.	Comment: Supplementally confirm that Registrant will obtain and file as an exhibit to the Proxy Statement/Prospectus a legal opinion from Dechert LLP that the Reorganization will constitute a tax-free “reorganization” within the meaning of Section 368(a)(1) of the Code.

Response: Confirmed.

6.	Comment: Supplementally confirm whether the Target Fund anticipates undertaking pre-Reorganization rationalization of its portfolio. If so, include disclosure describing the anticipated rationalization and any related cost and tax consequences in the Proxy Statement and the introductory questions and answers section.

Response: The Registrant confirms that the Target Fund anticipates undertaking pre-Reorganization rationalization of its portfolio, and has added relevant disclosure to “Portfolio Transitioning” and the questions and answers sections of the proxy statement.

7.	Comment: In each instance of disclosure describing tax consequences, where the following statement appears, “the Target Fund generally will not recognize any gain or loss for U.S. federal income tax purposes as a direct result of a Reorganization” (emphasis added) – consider either removing “generally” or adding additional disclosure explaining the basis for the qualification.

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Response: The Registrant acknowledges the staff’s comment, and has deleted “generally” as requested.

8.	Comment: In “Why is the Reorganization being proposed?” in the questions and answers section, please add a discussion of what will happen if the Reorganization is not approved by shareholders.

Response: The registrant acknowledges the staff’s comment, and has added relevant disclosure to this section, similar to the related disclosure that is included in the “How does the Board recommend that I vote” section.

9.	Comment: Supplementally confirm that the figures in the “Expense Examples” table on page six of the Proxy/Statement only reflect the expense limitation agreement for the contractually agreed upon three-year period.

Response: The Registrant hereby confirms that the figures in the “Expense Examples” table of the Proxy/Statement only reflect the expense limitation agreement for the contractually agreed upon three-year period.

10.	Comment: In the “How do the principal investment strategies compare” section, consider highlighting differences between each Fund’s principal investment strategies.

Response: The registrant acknowledges the staff’s comment, and has added relevant disclosure to this section to further highlight and explain differences between each Fund’s principal investment strategies.

11.	Comment: In the “How do the principal risks compare” section, consider adding disclosure to directly compare the principal risks of the Acquiring Fund and Target Fund.

Response: The registrant acknowledges the staff’s comment, and has added a side-by-side comparison of the Funds’ principal investment risk and revised the related discussion.

12.	Comment: Supplementally confirm whether the Reorganization is expected to result in a material diminution of rights of shareholders. If so, please add additional disclosure to the “Rights of Shareholders” section.

Response: The Registrant confirms that the Reorganization is not expected to result in a material diminution of rights of shareholders.

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13.	Comment: With respect to the following statement in the “What factors did the FPA Board consider” discussion, consider either removing “generally” or adding additional disclosure explaining the basis for the qualification: “that the range and quality of services that the shareholders of the Target Fund would receive as shareholders of the Acquiring Fund are expected to generally be comparable to the range and quality of services that such shareholders currently receive” (emphasis added).

Response: The Registrant acknowledges the staff’s comment, and has deleted “generally” as requested.

14.	Comment: The staff notes it is its view that under the Exchange Act, a proxy cannot confer discretionary authority on the chairman to adjourn the meeting to solicit votes to avoid a negative vote on the proposal. The adjournment of a meeting to solicit additional proxies to avoid a negative vote at that meeting is a substantive proposal for which proxies must be independently solicited and for which discretionary authority is unavailable despite any provisions of the Company’s by-laws or state law. See Exchange Act Rule 14a-4(d)(4). Specifically, in the staff’s view this is not a “matter incident to the conduct of the meeting.” See Exchange Act Rule 14a-4(c)(7). Such an adjournment must be authorized by means of a specific proposal in the proxy that receives the required majority of stockholder votes. Please revise the proxy card to include an additional voting box so that stockholders may decide whether or not to vote in favor of adjournment for the solicitation of additional proxies, if this is an action that is contemplated. See Exchange Act Rules 14a-4(b)(1) and 14a-4(e).

Response: As requested, the Registrant, has added a separate proposal to the Proxy Statement/Prospectus and proxy card for shareholders to confer discretionary authority on the chairman to adjourn the meeting to solicit votes to avoid a negative vote on a proposal at the Meeting, if needed.

15.	Comment: In Appendix D, “Risks Associated with Investing in Non-U.S. Securities” is included as a principal risk of the Target Fund. This is not a principal risk of the Acquiring Fund. Consider adding disclosure to the “How do the principal risks compare” section highlighting and discussing the implications for shareholder of this difference.

Response: The Registrant has added relevant disclosure discussing that the Target Fund is permitted to invest up to 30% of its total assets in securities of non-U.S. issuers, and therefore discloses certain principal risks relating to investments in non-U.S. issuers and emerging markets. The added disclosure also notes that, in practice, the Target Fund held no securities of non-U.S. Issuers during the past year ending October 31, 2020, and

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holdings of non-U.S. Issuers have on average made up of 2% or less of the Target Fund’s total net assets during the past three years ending October 31, 2020.

16.	Comment: Supplementally confirm that all relevant hyperlinks required by the FAST Act will be included in the amended N-14 filing.

Response: Confirmed.

Accounting Staff Comments

Proxy Statement/Prospectus:

1.	Comment: Please file the relevant auditor consents as exhibits to the Registrant’s amended Proxy Statement/Prospectus.

Response: The Registrant confirms that the relevant auditor consents will be filed as exhibits to the Registrant’s amended Proxy Statement/Prospectus.

2.	Comment: In the “Where to Get More Information” section, please also include links to the Acquiring Fund’s relevant financial statements.

Response: The Registrant has revised this section to include the requested links to the Acquiring Fund’s relevant financial statements.

3.	Comment: In the “Portfolio Transitioning” section, given its materiality, please disclose the following information related to any anticipated portfolio realignment in connection with the Reorganization:

i.	Whether it is forced or planned;
ii.	The reasons for the realignment;
iii.	The estimated expenses and costs (in both dollars and basis points) for the Target Fund, as of the most recently practicable date;
iv.	The percentage of the Target Fund’s portfolio that is expected to be sold as result of such portfolio realignment;
v.	The estimated tax consequences (in both dollars and basis points) for the Target Fund, as of the most recently practicable date; and
vi.	If applicable, disclose that the total costs related to the Reorganization, as set forth in the Agreement and Plan of Reorganization, do not include the costs of the anticipated portfolio realignment.

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Response: The registrant acknowledges the staff’s comment, and has added relevant disclosure discussing each of the points raised in this comment.

4.	Comment: In the “How do the fees and expenses compare” section, please revise the second sentence for clarity.

Response: The registrant acknowledges the staff’s comment, and has revised this sentence for clarity.

5.	Comment: Supplementally confirm the expense ratio of 1.18% in the fee table of the Acquiring Fund’s prospectus dated Sept 28, 2020 related to the prior Advisory Agreement between the Trust, on behalf of the Acquiring Fund, and BFA. Please also confirm that the current fees and expenses presented in the fee table of the Proxy Statement/Prospectus accurately represent the current fees and expenses of the Acquiring Fund and relate to the current advisory agreement between the Trust, on behalf of the Acquiring Fund, and FPA, following the approval of such advisory agreement by shareholders of the Trust on October 23, 2020. In addition, consider adding disclosure in a footnote to the fee table presented in the Proxy Statement/Prospectus to clarify that the expenses presented in the fee table of the Proxy Statement/Prospectus related to the fee and expense structures of the Acquiring Fund for the period beginning November 1, 2020, when FPA commenced serving as the Acquiring Fund’s investment adviser.

Response: The Registrant hereby confirms that the expense ratio of 1.18% in the fee table of the Acquiring Fund’s prospectus dated Sept 28, 2020 related to the prior Advisory Agreement between the Trust, on behalf of the Acquiring Fund, and BFA. The Registrant also confirms that the current fees and expenses presented in the fee table of the Proxy Statement/Prospectus accurately represent the current fees and expenses of the Acquiring Fund and relate to the current advisory agreement between the Trust, on behalf of the Acquiring Fund, and FPA, following the approval of such advisory agreement by shareholders of the Trust on October 23, 2020.

In addition, the Registrant has revised footnote 4 of the fee and expense table to clarify that amounts waived or reimbursed by FPA, in its role as investment adviser, beginning November 1, 2020, may be recouped by FPA within three years from the date of the waiver or reimbursement, noting also that such recoupment will be limited to the lesser of any expense limitation in place at the time of recoupment or the expense limitation in place at the time of waiver or reimbursement.

6.	Comment: Please confirm that any fees waived by FPA since it became the investment adviser of the Acquiring Fund and before the Reorganization of the Target Fund with and

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into the Acquiring Fund are accurately presented and disclosed in fees and expenses of the “Acquiring Fund Institutional Class Shares Pro Forma After Reorganization” that are presented in the fee table. If applicable, consider adding additional disclosure in relevant footnotes.

Response: The Registrant hereby confirms that any fees waived by FPA since it became the investment adviser of the Acquiring Fund and before the Reorganization of the Target Fund with and into the Acquiring Fund are accurately presented and disclosed in fees and expenses of the “Acquiring Fund Institutional Class Shares Pro Forma After Reorganization” that are presented in the fee table.

7.	Comment: As described in its Dear CFO Letter 1995-09, the staff generally believes that the permissible recoupment period for fees waived or expenses reimbursed is for three years or less from the date of the waiver or reimbursement. Consider revising related disclosure (in the relevant footnote and elsewhere), consistent with this guidance.

Response: The Registrant has revised the relevant disclosure to clarify that the period for potential recoupment by FPA is limited to “within three years from the date of the waiver or reimbursement.”

8.	Comment: Supplementally explain what is meant by footnote 1 to the “Capitalization of the Funds” table on p. 20 of the Proxy/Statement, and if appropriate, consider revising for clarity.

Response: In this note, the Registrant is simply indicating that for any date that it calculates the capitalization of each Fund, there may be “as of” or “late” trades that had not yet been reported to the Fund’s transfer agent nor included in that day’s calculated net asset balance for a Fund.

9.	Comment: In the “Capitalization of the Funds” table, please also include any (1) share adjustments and (2) adjustments related to Reorganization costs. As applicable, please also include footnotes to explain each of these adjustments.

Response: In the “Capitalization of the Funds” table, the Registrant has revised the disclosure to include (1) share adjustments and (2) adjustments related to Reorganization costs, as well as related footnotes explaining each of these adjustments.

10.	Comment: In the “Portfolio Transitioning” section on page 20, please also include the information requested in comment 3 above.

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Response: The Registrant has revised the “Portfolio Transitioning” section on page 20 to also include the information requested in comment 3 above.

11.	Comment: In the “Tax Considerations” section on page 21, please also include disclosure indicating that if the Target Fund does not make a pre-Reorganization distribution that a post-Reorganization distribution would be taxable to shareholders of the Acquiring Fund.

Response: The Registrant has added disclosure to the “Portfolio Transitioning” section on clarifying that if the Reorganization is approved by shareholders of the Target Fund, FPA plans to liquidate substantially all of the Target Fund’s then current portfolio holdings in order to facilitate alignment with Acquiring Fund’s portfolio. Although the Acquired Fund and Target Fund have similar principal investment strategies, they have different portfolio holdings; please see the “How do the principal investment strategies compare” section of the proxy statement. The estimated costs associated with liquidating the Target Fund’s portfolio holdings and purchasing portfolio holdings of the Acquiring Fund, as of October 31, 2020, would be approximately $100,000 or 0.05% of the Target Fund’s net assets. Liquidating substantially all of the Target Fund’s portfolio, as of October 31, 2020, would result in a net capital loss of approximately $2.4 million or (1.2%) of the Target Fund’s net assets. Accordingly, the transition of the Target Fund’s portfolio is not expected to have material tax consequences for the Target Fund, which will make excise tax distributions prior to the Reorganization. Given that a pre-Reorganization distribution will be made, the Registrant respectfully declines to add the requested disclosure.

12.	Comment: In the “Tax Considerations” section, please also include disclosure discussing the tax-loss carryforwards available to each Fund prior to the Reorganization (in dollars and basis points) as of each Fund’s last fiscal year end (or later available date), and discuss any limitations on the use of such tax-loss carryforwards following the Reorganization.

Response: As requested, the Registrant has added disclosure describing the capital loss carryforwards available to each Fund and each Fund’s plan to utilize such capital loss carryforwards prior to the Reorganization. In addition, the Registrant notes that the “Tax Considerations” section includes disclosure describing that the Acquiring Fund’s ability to carry forward and use pre-Reorganization capital losses of either the Acquiring Fund or the Target Fund may be limited.

SAI (Part B):

13.	Comment: In the “Documents incorporated by reference, including financial statements” section, please also include links to the relevant financial statements of the Acquiring Fund.

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Response: As requested, the Registrant has included the links to the relevant financial statements of the Acquiring Fund.

14.	Comment: In the “Pro Forma Financial Information” section, please update the information presented, including information for the Target Fund, so that it is as of May 31, 2020 (the fiscal-year end of the Acquiring Fund).

Response: As requested, the Registrant has updated the “Pro Forma Financial Information” section so that the information presented, including information for the Target Fund, is as of May 31, 2020 (the fiscal-year end of the Acquiring Fund).

15.	Comment: In the “Pro Forma Financial Information” section, please include the net assets of the Acquiring Fund as of May 31, 2020, as well as those of the Target Fund as of May 31, 2020.

Response: As requested, the Registrant has updated the “Pro Forma Financial Information” section to also include the net assets of the Acquiring Fund as of May 31, 2020.

16.	Comment: In the “Pro Forma Financial Information” section, please also include a valuation footnote (discussing valuation methodologies) consistent with what is presented in the Funds’ financial statements included in its annual report to shareholders.

Response: As requested, the Registrant has included a valuation footnote (discussing valuation methodologies) consistent with what is presented in the Funds’ financial statements included in its annual report to shareholders.

17.	Comment: In the “Pro Forma Financial Information” section, please also include the information requested in comment 3 above.

Response: As requested, the Registrant has added the information requested in comment 3 above in the “Pro Forma Financial Information” section.

18.	Comment: In the “Pro Forma Financial Information” section, please clarify whether the Target Fund is subject to its share of Reorganization expenses whether or not the Reorganization is consummated.

Response: As requested, the Registrant has updated the “Pro Forma Financial Information” section to clarify that the Target Fund will be subject to its share of Reorganization expenses whether or not the Reorganization is consummated.

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19.	Comment: In the “Pro Forma Financial Information” section, please also include the information requested in comment 12 above (related to capital loss carryforwards of each Fund).

Response: As requested, the Registrant has updated the “Pro Forma Financial Information” section to include the information requested in comment 12 above (related to capital loss carryforwards of each Fund).

20.	Comment: As applicable, supplementally confirm that there are no other significant adjustments that should be detailed in the “Pro Forma Financial Information” or include additional disclosure in this section, discussing any such other significant adjustments.

Response: The Registrant hereby confirms that there are no other significant adjustments that should be detailed in “Pro Forma Financial Information” section.

*      *      *

Should you have any questions or comments, please contact the undersigned at 415.262.4530.

Sincerely,

/s/ Mark Perlow

Mark Perlow

MDP

November 13, 2020 Page 11

Exhibit A

I.	Introduction

Bragg Capital Trust (the “Trust”) filed a Form N-14 with the Securities and Exchange Commission (the “Commission”) on October 14, 2020, which describes the proposed reorganization (the “Reorganization”) of FPA Capital Fund, Inc. (the “Disappearing Fund”) with and into the FPA Queens Road Small Cap Value Fund (the “Surviving Fund”). The Form N-14 discloses that the Surviving Fund would be the accounting survivor of each of the Reorganization. You have asked whether the Surviving Fund serving as the accounting survivor is consistent with the standards set forth in the North American Securities Trust SEC No-Action Letter (the “NAST Letter”).[1] We believe that it is, for the reasons set forth below.

II.	The NAST Letter

The NAST Letter sets forth standards the Commission staff (“Staff”) believes are relevant to the continuation of a performance record in a reorganization, and has been applied more generally to an analysis of the accounting survivor in a reorganization. In the NAST Letter, the Staff articulated a balancing approach under the following standards for this determination (the “NAST Factors”):

In determining whether a surviving fund, or a new fund resulting from a reorganization, may use the historical performance of one of several predecessor funds, funds should compare the attributes of the surviving or new fund and the predecessor funds to determine which predecessor fund, if any, the surviving or new fund most closely resembles. Among other factors, funds should compare the various funds’ investment advisers; investment objectives, policies, and restrictions; expense structures and expense ratios; asset size; and portfolio composition . . . . We believe that, generally, the survivor of a business combination for accounting purposes, i.e., the fund whose financial statements are carried forward, will be the fund whose historical performance may be used by a new or surviving fund.

The following analysis applies these standards to the Reorganization.

III.	Investment Advisers

[1]	SEC No-Action Letter (pub. avail. Aug. 5, 1994).

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First Pacific Advisors, L.P. (“FPA”) currently is and will continue to serve as the investment adviser to each of the Disappearing Fund and the Surviving Fund. Bragg Financial Advisors, Inc. (“BFA”) is and will continue to serve as the investment sub-adviser to the Surviving Fund, and BFA does not provide investment advisory services to the Disappearing Fund. In addition the current portfolio manager of the Surviving Fund, who has served as the Surviving Fund’s portfolio manager since 2004, will continue to serve as the portfolio manager for the Surviving Fund. Accordingly, this NAST Factor strongly favors the selection of the Surviving Fund as the accounting survivor.

IV.	Investment Objectives, Policies, and Restrictions

The two Funds have substantially similar investment objectives and similar principal investment strategies, with certain differences described in the proxy statement/prospectus, and the principal risks associated with an investment in the Disappearing Fund are substantially similar to the principal risks associated with an investment in the Surviving Fund. More importantly, the current portfolio manager of the Surviving Fund will continue to serve in that capacity for the Surviving Fund following the Reorganization, and will apply the investment analysis, methods and process that he has used since his appointment as portfolio manager in 2004. The portfolio manager of the Disappearing Fund will have no role with respect to the management of the Surviving Fund’s portfolio following the Reorganization. Accordingly, we believe that this NAST Factor also strongly supports the conclusion that the Surviving Fund should be the accounting survivor of the Reorganization.

V.	Expense Structures and Expense Ratios

The current management fee rate for the Surviving Fund and breakpoint schedule are the same as the management fee rate and breakpoint schedule of the Disappearing Fund. In addition, the current expense structure of the Surviving Fund following the Reorganization will be that of the Surviving Fund currently, as its current contracts with service providers will remain in place following the Reorganization. The Surviving Fund has established and will offer three share classes, while the Disappearing Fund only offers one. In addition, the pro forma total annual operating expenses after fee reductions and/or expense reimbursements for the Institutional Class of Shares of the Surviving Fund, following the Reorganization are expected to be six basis points less than those of the Disappearing Fund’s single share class and three basis points less than the total annual operating expenses after fee reductions and/or expense reimbursements for the Institutional Class of Shares of the Surviving Fund, prior to the Reorganization. Accordingly, this NAST Factor also favors the selection of the Surviving Fund as the accounting survivor.

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VI.	Asset Size

As of November 10, 2020, the Disappearing Fund’s total net assets were approximately $207 million and the Surviving Fund’s total net assets were approximately $168 million. While this NAST Factor marginally favors the selection of the Disappearing Fund as the accounting survivor in the Reorganization, we do not believe that this single factor should be determinative when balanced against the other NAST Factors.

VII.	Portfolio Composition

At the time each board approved the Reorganization, there was little to no overlap between the portfolio holdings of the Disappearing Fund and the Surviving Fund. The current composition of the Surviving Fund’s portfolio will remain following the Reorganization. As discussed in the “Portfolio Transitioning” section of the Proxy Statement/Prospectus, if the Reorganization is approved by shareholders of the Disappearing Fund, FPA plans to liquidate substantially all of the Disappearing Fund’s then current portfolio holdings in order to facilitate alignment with Surviving Fund’s portfolio. Accordingly, this NAST Factor strongly supports the determination that the Surviving Fund should be the accounting survivor.

VIII.	Conclusion

While we recognize that the Disappearing Fund is larger than the Surviving Fund, we believe that, taken together, the NAST Factors strongly support the determination that the Surviving Fund should be the accounting survivor, particularly when the Reorganization is viewed as each Fund’s board viewed them – in their full context. To this point, the Board supported the Reorganization so that the Disappearing Fund would gain the benefits of the Surviving Fund’s portfolio manager and BFA’s investment analysis, methods and process, which produced the investment returns, investment portfolio and financial statements of the Surviving Fund. The legal form of the Reorganization, in which the Surviving Fund is the legal survivor, also deserves deference. To conclude that the Disappearing Fund should be the surviving fund would place undue emphasis on the asset-size factor alone.